Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

09046945

SEC Mail Processing Section
SEP 08 2009
Washington, DC
121

31 August 2009

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Vanessa Hatfull

Andrew M Knox
Public Officer

Enc.

9/11

Preliminary Final Report of Cue Energy Resources Limited for the Financial Year Ended 30 June 2009

(ABN 45 066 383 971)

This Preliminary Final Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.3A.

Current Reporting Period:	Financial Year ended 30 June 2009
Previous Corresponding Period:	Financial Year ended 30 June 2008

CUE ENERGY RESOURCES LIMITED
Results for Announcement to the Market
for the Financial Year ended 30 June 2009

Results		Change $'000	Change %	30 June 2009 Amount $'000
Revenue from continuing activities	Down	(6,302)	16	32,543
Profit/(loss) after tax attributable to members	Down	(32,611)	278	(20,892)
Net profit/(loss) attributable to members	Down	(32,611)	278	(20,892)

Dividends (Distributions)

		Amount per security	Franked amount per security
Final dividend		Nil	Nil
Interim dividend		Nil	Nil
Record date for determining entitlements to the dividend			
• final dividend		n/a	n/a
• interim dividend		n/a	n/a

Brief Explanation of Revenue, Net Profit/(Loss) and Dividends (Distributions)

Cue recorded a net loss after income tax of $20.9 million (2008: $11.7 million profit) for the financial year. The net loss of $20.9 million included writedowns of exploration and evaluation expenditure of $27 million; $15.6 million in Papua New Guinea, principally the cost of drilling the Cobra -1A well and $11 million in Indonesia associated with exploration costs in the Sampang PSC.

The net result before write down was a profit after tax of $6 million.

The results included the commencement of production from the Maari oil field in Taranaki, New Zealand, resulting in revenue of $5.3 million. Revenue of $5.2 million (2008: $8.3 million) was received from oil sales from the SE Gobe oil field in Papua New Guinea and $19.9 million (2008: $30 million) from the Oyong field in Indonesia.

No dividends have been paid or declared since the end of the prior financial year and no dividends have been recommended by the Directors in respect of the financial year ended 30 June 2009.

Cue Energy Resources Limited
Consolidated Income Statement
for the Financial Year Ended 30 June 2009

	NOTE	2009 $000's	2008 $000's
Revenues	2	32,543	38,845
Expenses	2	(53,448)	(23,301)
Profit/(loss) before income tax		(20,905)	15,544
Income tax expense/(benefit)		13	(3,825)
Net profit/(loss) attributable to members of the parent		(20,892)	11,719
Basic earning/(loss) per share		($0.033)	$0.019
Diluted earnings/(loss) per share		($0.033)	$0.019
Net Tangible Assets per Security (cents)		7.8	8.8

Cue Energy Resources Limited
Consolidated Statement of Changes in Equity
for the Financial Year Ended 30 June 2009

	Attributable to equity holders of the parent				
	Issued Capital	Accumulated Losses	Share-based Payment Reserve	Available for Sale Reverse	Total
Balance at 1 July 2008	**141,900**	**(54,982)**	**18**	**141**	**87,077**
Security-based payments	115	-	101	-	216
Asset revaluation differences	-	-	-	-	-
Profit for the period	-	(20,892)	-	-	(20,892)
Issue of shares	-	-	-	-	-
Costs of capital raising	-	-	-	-	-
Balance at 30 June 2009	**142,015**	**(75,874)**	**119**	**141**	**66,401**

	Attributable to equity holders of the parent				
	Issued Capital	Accumulated Losses	Share-based Payment Reserve	Available for Sale Reverse	Total
Balance at 1 July 2007	**141,800**	**(66,701)**	**-**	**73**	**75,172**
Security-based payments	100	-	18	-	118
Asset revaluation differences	-	-	-	68	68
Profit for the period	-	11,719	-	-	11,719
Issue of shares	-	-	-	-	-
Costs of capital raising	-	-	-	-	-
Balance at 30 June 2008	**141,900**	**(54,982)**	**18**	**141**	**87,077**

Cue Energy Resources Limited
Consolidated Cash Flow Statement
For the Financial Year Ended 30 June 2009

	NOTE	2009 $000's	2008 $000's
Cash Flows from Operating Activities			
Production income		31,872	31,358
Interest received		175	380
Payments to employees and other suppliers		(10,840)	(6,302)
Income tax paid		(2,067)	(2,063)
Royalties paid		(126)	(158)
Net cash provided by operating activities	6 (a)	19,014	23,215
Cash Flows from Investing Activities			
Payments with respect to exploration expenditure		(14,184)	(11,375)
Payments for office equipment		(1)	(30)
Payments with respect to production properties		(28,413)	(17,928)
Net cash (used in) investing activities		(42,598)	(29,333)
Cash Flows from Financing Activities			
Proceeds from borrowings		11,372	12,821
Net cash provided by financing activities		11,372	12,821
Net Increase (Decrease) in Cash Held		(12,212)	6,703
Cash and cash equivalents at the beginning of the period.		14,761	9,104
Effect of exchange rate change on foreign currency balances held at the beginning of the year		1,775	(1,046)
Cash and cash equivalents at the end of the period	6 (b)	**4,324**	**14,761**

Notes to the Financial Statements for the Financial Year ended 30 June 2009

NOTES TO THE FINANCIAL STATEMENTS
For the Financial Year Ended 30 June 2009

1 BASIS OF PREPARATION

This preliminary final report has been prepared in accordance with ASX Listing Rule 4.3A and the disclosure requirements of ASX Appendix 4E.

The accounting policies adopted in the preparation of the preliminary final report have been applied consistently to all periods presented in this report and are consistent with those disclosed in the 2008 Annual Report and the 31 December 2008 half year report.

2 REVENUE AND EXPENSES

	2009	2008
	$000's	$000's
Revenue:		
Production income	30,445	38,309
Management fees	165	171
Interest income	157	365
Net foreign currency gain	1,776	-
Total Operating Revenue	**32,543**	**38,845**
Expense:		
Net foreign currency losses	-	223
Depreciation	38	54
Employee expenses (net of superannuation)	1,278	1,040
Superannuation contribution expense	214	144
Production costs	8,466	7,432
Abandonment provision	-	236
Administrative expenses	499	451
Interest expense	323	369
Operating lease expense	154	166
Amortisation production properties	15,504	13,057
Exploration and evaluation costs written off	26,972	129
Total Expenses	**53,448**	**23,301**

3 CONTROLLED ENTITIES

Name of Entity	Country of Incorporation	Ownership and Voting Interest 2009 %	Ownership and Voting Interest 2008 %
Parent entity			
Cue Energy Resources Limited	Australia	100	100
Controlled entities			
Cue PNG Oil Company Pty Ltd	Australia	100	100
Cue Energy Holdings Ltd	Australia	100	100
Cue Energy Indonesia Pty Ltd	Australia	100	100
Cue (Ashmore Cartier) Pty Ltd	Australia	100	100
Cue Sampang Pty Ltd	Australia	100	100
Cue Taranaki Pty Ltd	Australia	100	100
Toro Oil Pty Ltd	Australia	100	100
Omati Oil Pty Ltd	Australia	100	100
Galveston Mining Corporation Pty Ltd	Australia	100	100
Cue Exploration Pty Ltd	Australia	100	100

4 INTERESTS IN JOINT VENTURES

The consolidated entity has an interest (rounded to two decimal places) in the following joint venture operations as at 30 June 2009:

	Principal Activities	**Interest 2009 %**	**Interest 2008 %**
Bass Basin – Tasmania			
T/37P	Oil and gas exploration	50	50
(ii)T/38P	Oil and gas exploration	50	50
Western Australia			
EP363	Oil and gas exploration	10 (option)	10 (option)
WA-359-P	Oil and gas exploration	20	50
(iii)WA-360-P	Oil and gas exploration	20	50
WA-361-P	Oil and gas exploration	15	50
WA-389-P	Oil and gas exploration	100	100
WA-409-P	Oil and gas exploration	50	50
Timor Sea			
AC/RL7	Oil and gas exploration	20	20
New Zealand			
PMP 38160	Oil and gas exploration	5	5
PEP 38413	Oil and gas exploration	5	5
Papua New Guinea			
PRL 9	Oil and gas exploration	14.89	14.89
PRL 8	Oil and gas exploration	10.72	10.72
PPL 190	Oil and gas exploration	10.95	10.95
PDL 3	Petroleum production and exploration	5.57	5.57
SE Gobe Unit	Oil production	3.29	3.29
Madura – Indonesia			
(i)Sampang	Oil and gas exploration	15	15

(i) 8.181878% in the Jeruk field.
(ii) 10% working interest in the Spikey Beach block.
(iii) Cue's interest will reduce to 15% if MEO commits by 31 December 2009 to drill a well.

	2009	**2008**
	\$000's	**\$000's**
The share of assets and liabilities of the joint ventures attributed to the Group have been included under the relevant headings:		
Non Current Assets:		
Exploration and Evaluation Expenditure	17,377	31,176
Production Properties	68,290	55,486
Net Assets employed in the Joint Ventures	85,667	86,662

5 FINANCIAL REPORTING BY SEGMENTS

Primary reporting – geographical segments

The consolidated entity's risks and returns are affected predominantly by differences in the geographical areas in which it operates; therefore, geographical segments is considered its primary reporting format.

Secondary reporting – business segments

The consolidated entity operates predominantly in one business, namely exploration, development and production of hydrocarbons.

Segment accounting policies

Segment accounting policies are the same as the consolidated entity's policies.

Composition of each geographical segment

The countries designated have areas of interest in those respective countries.

Geographic segments

2009

	INDONESIA	PNG	NZ	AUSTRALIA	TOTAL
	$000's	**$000's**	**$000's**	**$000's**	**$000's**
Revenue	19,938	5,181	5,327	2,097	32,543
	19,938	5,181	5,327	2,097	32,543
Result before tax	(10,298)	(13,007)	6,411	(4,011)	(20,905)
Income tax	5,202	(2,151)	(3,038)	-	13
Result after tax	(5,096)	(15,158)	3,373	(4,011)	(20,892)
Assets	41,667	5,179	49,816	14,137	110,799

2008

	INDONESIA	PNG	NZ	AUSTRALIA	TOTAL
	$000's	**$000's**	**$000's**	**$000's**	**$000's**
Revenue	29,962	8,347	-	536	38,845
	29,962	8,347	-	536	38,845
Result before tax	12,231	5,386	(369)	(1,704)	15,544
Income tax	(2,715)	(1,110)	-	-	(3,825)
Result after tax	9,516	4,276	(369)	(1,704)	11,719
Assets	58,251	17,945	28,722	18,687	123,605

7 EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to the end of the financial year the Company received $9.6 million as a result of 1 for 5 Entitlement Offer at 15 cents. Apart from these receipts, the Directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operations of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

8 INFORMATION ON AUDIT OR REVIEW

This report is based on accounts that are in the process of being audited.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

28 August 2009

SEC
Mail Processing
Section

SEP 08 2009

Washington, DC
121

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Vanessa Hayful

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Resignation of Director

Mr E.G. Albers has elected to resign as a director of Cue effective 5pm 4 September 2009.
Geoff Albers founded Cue Energy Resources in 1981 and except for one year, has been a director of the company ever since, including being Chairman of the company for 19 years.

The Board is grateful to Geoff for his many contributions to the company over this extended period. Geoff leaves the company in excellent shape, with a strong trajectory for further growth.

We wish him well in his future personal and business endeavours.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Richard Tweedie
Chairman
Cue Energy Resources Limited

28 August 2009

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Weekly Drilling Report Manaia-1 Appraisal Well: 28 August 2009

Cue advises that since the last report the Manaia appraisal well has drilled to a depth of 4633m in 12-1/4" hole. The bottom hole assembly failed at this depth and has been pulled out of the hole and replaced. As at 0600 on 28 August 2009, the drillpipe is being run back into the hole in preparation to continue drilling ahead in 12-1/4" hole.

The Manaia field is located approximately 10km SW of the Maari Field in Exploration Permit PEP 38413 in the offshore Taranaki Basin New Zealand. The field was discovered in 1970 by the Maui-4 well. The well intersected an oil accumulation in the Mangahewa Formation reservoir which tested at 575 BOPD.

The Manaia-1 appriaisal well is being drilled as an extended reach well from the Maari WHP using the *Ensco 107* jack-up rig. It is scheduled to take about 45 days to drill and is expected to confirm the presence of the oil column established by the Maui-4 exploration well. If hydrocarbons are established the well will be completed and tied into the Maari facilities for subsequent testing and production.

The participants in the Manaia-1 appraisal well are

Cue Taranaki Pty Ltd	5%
OMV NZ Ltd (*Operator*)	69%
Todd Maari Limited	16%
Horizon Oil International Limited	10%
(a wholly owned subsidiary of Horizon Oil Limited (*HZN*))	

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

28 August 2009